Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

August 3, 2021

Re:	Roivant Sciences Ltd.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 22, 2021

File No. 333-256165

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ibolya Ignat

Mary Mast

Dillon Hagius

Suzanne Hayes

Ladies and Gentlemen:

On behalf of our client, Roivant Sciences Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated July 29, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed July 22, 2021

Material United States Tax Considerations, page 135

1.    We note your response to comment 2 and your amended disclosure on page 139 that “neither MAAC nor Roivant has received or sought, an opinion of counsel that the Merger qualifies as a reorganization, and neither MAAC nor Roivant intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger.” Please make clear in the tax opinion itself that counsel is unable to opine on whether the transaction qualifies as a reorganization for tax purposes and that counsel is unable to opine on whether the company will be treated as a U.S. corporation for U.S. federal income tax purposes. While we note that the Kirkland & Ellis tax opinion attached as Exhibit 8.3 states that it expresses “no opinion” on these tax issues, it is not clear why it is unable to do this. Please provide an explanation for this inability in the tax opinion itself and discuss the possible alternatives and risks to investors of each tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A. of Staff Legal Bulletin No. 19.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Kirkland & Ellis tax opinion and disclosure on page 139 of the Amended Registration Statement to address the Staff’s comment with respect to qualification of the merger as a reorganization. However, the inquiry as to whether the application of Section 7874 will cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes is highly fact-intensive, and whether the ownership test has been satisfied can only be finally determined after completion of the Business Combination, by which time there may have occurred adverse changes to the relevant facts and circumstances. Nevertheless, the Company has performed an analysis as to the Section 7874 consequences of the Business Combination, based on which the Company expects that it will not be treated as a U.S. corporation. The disclosure in the section titled “Treatment of Roivant as a Non-U.S. Corporation for U.S. Federal Income Tax Purposes” is drafted in a manner consistent with recent precedent transactions of a similar nature.

Material United Kingdom Tax Considerations, page 149

2.    We note your response to comment 4. It appears, however, that the filing still does not set forth counsel’s opinion or the basis for such opinion. If counsel is unable to opine, the tax opinion should be revised to clearly state its inability, provide a reason for the inability and discuss the possible alternatives and risks to investors of each tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A. of Staff Legal Bulletin No. 19.

Response:

The Company respectfully acknowledges the Staff’s comment and respectfully turns the staff’s attention to the current disclosure on page 149 of the Amended Registration Statement, which addresses the Staff’s comment, as discussed with the Staff on July 30th.

Summary of MAAC Financial Analysis, page 184

3.    We note your response to comment 6; however, it is still not clear how you arrived at the $7.3 billion pro forma equity value, especially considering the various valuations detailed on pages 187 to 189. Please revise your disclosure to more specifically explain how you calculated this $7.3 billion valuation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 185 through 188 of the Amended Registration Statement accordingly.

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August 3, 2021	2

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com or Brian Wolfe at (212) 450-4140 or brian.wolfe@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Matthew Gline, Chief Executive Officer, Roivant Sciences Ltd.

Brian Wolfe, Davis Polk & Wardwell LLP

Sophia Hudson, P.C., Kirkland & Ellis LLP

Tamar Donikyan, Kirkland & Ellis LLP

August 3, 2021	3